UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TerraForm Global, Inc.

(Name of Issuer)

Common Stock, $ 0.01 par value

(Title of Class of Securities)

88104M101

(CUSIP Number)

Gardner Lewis Asset Management, L.P.

Attn: Len Sorgini, Chief Compliance Officer

285 Wilmington West Chester Pike, Chadds Ford, PA 19317

(610)558-2800

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 7, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Gardner Lewis Asset Management, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
9,476,139

9. Sole Dispositive Power
0

10. Shared Dispositive Power
9,476,139

11. Aggregate Amount Beneficially Owned by Each Reporting Person
9,476,139
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
8.5
14. Type of Reporting Person
IA

1. Names of Reporting Persons.
Gardner Lewis Asset Management, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
9,476,139

9. Sole Dispositive Power
0

10. Shared Dispositive Power
9,476,139

11. Aggregate Amount Beneficially Owned by Each Reporting Person
9,476,139
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
8.5
14. Type of Reporting Person
CO

1. Names of Reporting Persons.
Gardner Lewis Merger Arbitrage Fund, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
5,550,448

9. Sole Dispositive Power
0

10. Shared Dispositive Power
5,550,448

11. Aggregate Amount Beneficially Owned by Each Reporting Person
5,550,448
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
5.0
14. Type of Reporting Person
PN

1. Names of Reporting Persons.
Gardner Lewis Partner, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
5,550,448

9. Sole Dispositive Power
0

10. Shared Dispositive Power
5,550,448

11. Aggregate Amount Beneficially Owned by Each Reporting Person
5,550,448
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
5.0
14. Type of Reporting Person
OO

ITEM 1. SECURITY AND ISSUER

This Amendment No. 2 (this “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed with respect to the common stock, $0.01 par value (the “Common Stock”), of TerraForm Global Inc. (the “Issuer”), which was originally filed on August 11, 2017, as amended on November 1, 2017 (this “Schedule 13D”).. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

(a)                 This Amendment is filed jointly on behalf of Gardner Lewis Asset Management, L.P., a Pennsylvania limited partnership (“GLAM”), Gardner Lewis Asset Management, Inc., a Delaware corporation, and the sole general partner of GLAM (“GLAM GP”), Gardner Lewis Merger Arbitrage Fund L.P., a Delaware limited partnership and private investment fund (the “Fund”), and Gardner Lewis Partners, LLC, a Pennsylvania limited liability company and the sole general partner of the Fund (the “Fund GP”), to amend this Schedule 13D in order to include the Fund and the Fund GP as reporting persons, who each became required to file a Schedule 13D relating to the Shares as of December 7, 2017 when the Fund crossed 5%. Each of GLAM and GLAM GP shares beneficial ownership of the Shares beneficially owned by the Fund and the Fund GP. W. Whitfield Gardner (“Mr. Gardner”) is the sole stockholder of GLAM GP and the sole member of the Fund GP. See Note 1 in Item 5.

(b)       The place of organization or citizenship of each person listed in this Item 2 is as follows: GLAM (Pennsylvania), GLAM GP (Delaware), the Fund (Delaware), the Fund GP (Pennsylvania) and Mr. Gardner (Pennsylvania).  The address of the principal office or business address, as applicable, of each person listed above is 285 Wilmington West Chester Pike, Chadds Ford, PA 19317.

(c)       GLAM’s principal business is acting as an investment adviser to private funds and client accounts, including the Fund. GLAM is a registered investment adviser with the Securities and Exchange Commission. GLAM GP’s principal business is to act as the sole general partner of GLAM. The Fund’s principal business is a private investment fund. The Fund GP’s principal business is to act as the sole general partner of the Fund. Mr. Gardner’s principal business is Chairman and CEO of GLAM.

(d)       No person listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)       No person listed in this Item 2 was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws (or finding any violation with respect to such laws) as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which such reporting person was a party during the last five years.

(f)                  Each person listed in this Item 2 is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER

CONSIDERATION

The funds used in purchasing Shares on behalf of clients of GLAM come from private funds and various client accounts advised by GLAM, including the Fund. The funds used in purchasing shares on behalf of the Fund came from the Fund’s investors. See Note 1 in Item 5.

ITEM 4. PURPOSE OF TRANSACTION

GLAM transactions are for private funds and client accounts advised by GLAM in the normal course of business, including the Fund. GLAM reserves the right, from time to time, to acquire additional Shares for, and/or dispose of Shares held in, the private funds and client accounts advised by GLAM, including the Fund. None of the persons listed in Item 2 has any other plans or proposals related to the securities of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)                 GLAM and GLAM GP share voting and dispositive power over 9,476,139 Shares, representing 8.5% of the Shares, and the Fund and the Fund GP share voting and dispositive power over 5,550,448 of those Shares, representing 5.0% of the Shares. Such percentages are based on 112,100,528 shares of Shares issued and outstanding as of October 31, 2017 as reported on the Issuer’s Form 10-Q filed on November 8, 2017. See Note 1 in this Item 5.

(b)	The power to dispose of and vote the Shares referenced in paragraph (a) of the this Item 5 is shared among GLAM and GLAM GP, with respect to those shares the beneficial ownership of which is attributable to GLAM and GLAM GP, and the Fund, the Fund GP, GLAM and GLAM GP with respect to those shares the beneficial ownership of which is attributable to the Fund and the Fund GP. See Note 1 in this Item 5.

(c)                In the past 60 days, GLAM, on behalf of the private funds and client accounts it advises, including the Fund, effected the transactions in the Issuer’s securities set forth on Exhibit B attached hereto.

(d)                 Any dividends on, and proceeds from the sale of, any Shares are for the account of the private funds and client accounts advised by GLAM that hold such shares.

(e)       Not applicable.

Note 1: GLAM advises private funds and client accounts, including the Fund.  In such capacity, GLAM has voting authority and dispositive discretion over the securities of the Issuer described in this Schedule 13D that are owned by the private funds and client accounts advised by GLAM, including the Fund.  The pecuniary interest of all securities reported in this Schedule 13D is owned by the private funds and client accounts advised by GLAM, including the Fund.  The Fund owns the pecuniary interests in all the securities reported in this Schedule 13D owned by the Fund. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, GLAM, GLAM GP, the Fund GP, and Mr. Gardner each disclaims beneficial ownership of all securities reported in this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS

OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in this Schedule 13D, none of the persons listed in Item 2 has any contracts, arrangements, understandings or other relationship with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Joint Filing Agreement

Exhibit B – Item 5(c) Table

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Gardner Lewis Asset Management, L.P.

By: Gardner Lewis Asset Management, Inc., its general partner

Dated: December 14, 2017                                                 By: /s/ W. Whitfield Gardner

                                                                                                      W. Whitfield Gardner

                                                                                              Chairman and CEO

Gardner Lewis Asset Management, Inc.

Dated: December 14, 2017                                                  By: /s/ W. Whitfield Gardner

                                                                                                      W. Whitfield Gardner

                                                                                                      Chairman and CEO

Gardner Lewis Merger Arbitrage Fund, L.P.

By: Gardner Lewis Partner, LLC, its general partner

Dated: December 14, 2017                                                  By: /s/ W. Whitfield Gardner

                                                                                                      W. Whitfield Gardner

                                                                                                      Chairman and CEO

Gardner Lewis Partner, LLC

Dated: December 14, 2017                                                  By: /s/ W. Whitfield Gardner

                                                                                                       W. Whitfield Gardner

                                                                                                       Chairman and CEO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons in the Schedule 13D referred to below on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of TerraForm Global, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute the Agreement this 14th day of December, 2017.

Gardner Lewis Asset Management, L.P.

By: Gardner Lewis Asset Management, Inc., its general partner

Dated: December 14, 2017                                                  By: /s/ W. Whitfield Gardner

                                                                                                      W. Whitfield Gardner

                                                                                              Chairman and CEO

Gardner Lewis Asset Management, Inc.

Dated: December 14, 2017                                                   By: /s/ W. Whitfield Gardner

                                                                                                        W. Whitfield Gardner

                                                                                                        Chairman and CEO

Gardner Lewis Merger Arbitrage Fund, L.P.

By: Gardner Lewis Partner, LLC, its general partner

Dated: December 14, 2017                                                  By: /s/ W. Whitfield Gardner

                                                                                                       W. Whitfield Gardner

                                                                                                       Chairman and CEO

Gardner Lewis Partner, LLC

Dated: December 14, 2017                                                   By: /s/ W. Whitfield Gardner

                                                                                                        W. Whitfield Gardner

                                                                                                        Chairman and CEO

EXHIBIT B

Item 5(c) Table

Date of Purchase / Sale	Shares Purchased / (Sold)(#)	Average Purchase / Sale Price per Share ($)
6/7	1,600,000	4.97
6/14	42,741	4.95
6/15	600	4.95
6/16	137,340	4.97
6/19	50,668	5.00
6/20	100,000	5.00
6/21	137,100	5.00
6/22	420,771	5.00
6/23	217,100	5.00
6/26	284,252	5.00
6/27	516,561	5.00
6/28	36,339	5.00
6/29	600,000	5.00
6/30	600,000	5.00
7/5	121,354	5.00
7/6	85,955	5.00
7/7	34,994	5.00
7/10	11,800	5.00
7/11	36,152	5.00
7/12	14,763	5.00
7/13	28,938	5.00
7/19	29,900	5.00
7/20	900	5.00
7/25	100,600	5.02
7/26	85,640	5.02
7/27	10,450	5.03
7/28	47,699	5.05
7/31	423,940	5.05
8/2	35,417	5.03
8/3	20,562	5.02
8/7	100,000	5.03
8/8	77,520	5.03
8/9	96,100	5.03
8/10	112,789	5.03
8/11	107,287	5.02
8/14	30,161	5.03
8/15	5,735	5.03
8/16	6,624	5.03
8/17	19,565	5.03
8/18	13,830	5.03
8/21	5,986	5.03
8/22	27,023	5.05
8/23	100,000	5.05
8/24	4,713	5.03
8/25	252,200	5.05
8/28	59,700	5.03
8/29	46,973	5.03
8/30	55,300	5.03
8/31	81,500	5.03

9/1	57,361	5.03
9/6	25,993	5.03
9/8	100,000	5.05
9/11	100,000	5.05
9/25	25,000	4.75
9/29	19,674	4.75
10/23	19,963	4.85
10/24	3,900	4.85
10/25	17,700	4.85
10/26	24,727	4.85
10/27	16,991	4.85
10/30	30,000	4.85
10/31	12,100	4.85
11/1	53,933	4.85
11/2	90,100	4.84
11/6	444,827	4.92
11/30	60,000	4.75
12/1	45,360	4.68
12/4	12,500	4.65
12/5	53,739	4.71
12/6	26,519	4,91
12/7	1,200,000	5.00
12/8	210	5.00